Exhibit 99.1

O2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

2019 ANNUAL REPORT

NASDAQ:OIIM

www.o2micro.com

cORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Daniel Lenehan
Lawrence Lai-Fu Lin
Vijay Kumar
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA

Share Registrar	Maples Fund Services (Cayman) Limited P.O. Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered Office	Maples Corporate Services Limited P.O. Box 309 Ugland House, Grand Cayman KY1-1104 Cayman Islands

CHAIRMAN’S STATEMENT

To Our Shareholders

O2Micro focuses on high performance Power Management ICs with the business strategy of building quality products based on our patented proprietary technology. We completed a highly productive year in 2019 by introducing many state-of-art products that were not only active in winning business but became industry de facto standards for both LCD display backlighting technology as well as portable power tool/appliance devices. One reputable product which contains our ICs, the SONY 85-inch high-end 8K HDR LCD TV’s with Extended Dynamic Range, comes with multiple arrays of our precision local dimming control ICs to provide many times the balancing-brightness of our competitors. Another example of our latest design wins is how we currently facilitate with a world leading floor care cordless vacuum cleaner company’s long battery operation with uncompromised power up until the battery fully discharges. These new devices introduced in 2019 highlighted our power management technology bringing consumers an industry revolutionary experience.

O2Micro foresees that battery-based computing and IoT devices will continue to outgrow most other station-based devices. Therefore, we placed substantial R&D investments into lithium Ion battery power management, while at the same time see the cost of battery technology has declined considerably, while quality improved. The other major focus for our R&D investment is display backlight technology. LED’s have transformed from bulky packaging to mini and micro LED’s, with much smaller sizes and mounting techniques, along with many new ways to power the arrays of LEDs with independent control. Our agile local dimming responses to the fast-moving image can achieve a crisp, blur-free entertainment experience.

Let us talk about the great progress of our Battery Products. Although our battery group’s growth was less than we expected in Q1 2019 due to the trade war issues at the end of 2018, our battery business did recover to a normal growth curve in the 2nd quarter of 2019. We also produced many new ICs for battery front-end sensors that are internally controlled by a reliable state-machine. It not only saves cost but also reduces micro code development time for customers. For upgrade customers, we successfully delivered our ARM core based highly integrated BMS (Battery Management System) SoC (System on Chip) to address the needs and ability of wireless communications. We are pleased to announce some of our first-tier customers have designed in our BMS SoC series products and will be in mass production soon. We continue to add new names to our existing top tier customers in Japan, Europe, and North America, and see the upcoming trend of stay-at-home policies facilitating home improvement and outdoor power tool market demands, which in turn, favors our business.

Let us talk about the great progress of our Battery Products. Although our battery group’s growth was less than we expected in Q1 2019 due to the trade war issues at the end of 2018, our battery business did recover to a normal growth curve in the 2nd quarter of 2019. We also produced many new ICs for battery front-end sensors that are internally controlled by a reliable state-machine. It not only saves cost but also reduces micro code development time for customers. For upgrade customers, we successfully delivered our ARM core based highly integrated BMS (Battery Management System) SoC (System on Chip) to address the needs and ability of wireless communications. We are pleased to announce some of our first-tier customers have designed in our BMS SoC series products and will be in mass production soon. We continue to add new names to our existing top tier customers in Japan, Europe, and North America, and see the upcoming trend of stay-at-home policies facilitating home improvement and outdoor power tool market demands, which in turn, favors our business.

Next, let us update our largest product line, Intelligent Lighting. Like Battery Products, the trade war in the end of 2018 did unbalance the 1st quarter of 2019 business. We were happy to see the TV business not only resume to a normal pace but reached a strong back-loading in the 4th quarter. As a result, we grew our Intelligent Lighting business slightly up on an annual basis. For products, we expanded our territory from Backlight LED driver IC to DC/DC IC areas in TV to further provide our customers with improved and more complete solutions. With our decades of experience designing complex local dimming backlight ICs, we received a very warm welcome from top-tier Japanese customers, as we expanded to several TV makers in China. We see that today’s 8K HDR TVs are similarly positioned to what the 4K TV was three years ago, and believe 8K HDR will become the mainstream choice of living rooms in the coming years. Hopefully, most of these TVs will come with our ICs inside as light penetration from backlight LEDs through 8K LCD screens is much harder than currently seen in 4K screens. Our industrial quality rated backlight ICs continue to facilitate automotive informatics displays inside the vehicles for some of our world-class automobile customers. We are also excited about the overall increase of automotive intelligence, which will create many new business opportunities for our power driver ICs for diverse types of sensors.

Creating shareholder value is one of our top priorities. We design high performance, analog power management ICs, with a high entry barrier, to achieve and sustain long-term profitability. O2Micro’s 2019 revenue was slightly down by 2.8% from the prior year, but up 11.1% compared to 2015, with a reduction of operating expenses by 9%. We continue to look for ways to reduce our expenses and have further streamlined operations while optimizing the assets of the Company.  As of the 4th quarter of 2019, we bought back over 20.2 million ADS shares since 2002 and have a solid balance sheet with $46.4 million in cash and short-term investments, as well as no debt whatsoever. Our leading technologies, supported by our cost-effective business model and proven growth strategies, have positioned O2Micro for great success in the years to come. Finally, we would like to thank our investors for your continued support and look forward to reporting our progress in the year ahead.

Sterling Du

Chairman of the Board

Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2019 and 2018 and for the Years Ended December 31,

2019, 2018 and 2017, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of FASB Accounting Standards Codification (“ASC”) Topic 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2020

We have served as the Company’s auditor since 1998.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2020

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2019	2018

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$10,696	$32,414
Restricted cash	35	34
Short-term investments (notes 3 and 5)	35,693	6,172
Accounts receivable, net	10,335	11,388
Inventories (note 6)	8,796	10,288
Prepaid expenses and other current assets (note 7)	1,295	2,276
Total current assets	66,850	62,572

LONG-TERM INVESTMENTS (notes 3 and 8)	4,172	10,445

PROPERTY AND EQUIPMENT, NET (notes 9 and 10)	15,551	13,714

OTHER ASSETS (note 11)	2,426	2,578

TOTAL ASSETS	$88,999	$89,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,867	$4,582
Income tax payable	611	413
Lease liabilities (note 10)	827	-
Accrued expenses and other current liabilities (note 12)	4,839	4,181
Total current liabilities	11,144	9,176

LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	214	321
Deferred income tax liabilities (note 13)	589	681
Lease liabilities (note 10)	1,932	-
Other liabilities	65	85
Total long-term liabilities	2,800	1,087

Total liabilities	13,944	10,263

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued – 1,669,036,600 shares as of December 31, 2019 and 2018 Outstanding – 1,314,798,600 and 1,298,808,750 shares as of December 31, 2019 and 2018, respectively	33	33
Additional paid-in capital	143,484	143,115
Accumulated deficits	(51,773)	(45,912)
Accumulated other comprehensive income	4,654	4,674
Treasury stock – 354,238,000 and 370,227,850 shares as of December 31, 2019 and 2018, respectively	(21,343)	(22,864)

Total shareholders’ equity	75,055	79,046

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,999	$89,309

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2019	2018	2017

OPERATING REVENUES	$60,928	$62,714	$60,205

COST OF REVENUES	28,960	30,741	29,426

GROSS PROFIT	31,968	31,973	30,779

OPERATING EXPENSES
Research and development (a)	19,065	19,766	17,989
Selling, general and administrative (a)	19,286	20,332	19,047
Litigation income	-	-	(19)

Total operating expenses	38,351	40,098	37,017

LOSS FROM OPERATIONS	(6,383)	(8,125)	(6,238)

NON-OPERATING INCOME
Interest income	543	369	344
Foreign exchange (loss) gain, net	(162)	108	53
Net gain recognized on long-term investments (note 8)	788	9,916	-
Gain on sale of real estate (note 9)	500	-	-
Other, net	846	961	706

Total non-operating income	2,515	11,354	1,103

(LOSS) INCOME BEFORE INCOME TAX	(3,868)	3,229	(5,135)

INCOME TAX EXPENSE (note 13)	1,171	1,141	1,010

NET (LOSS) INCOME	(5,039)	2,088	(6,145)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	(85)	(677)	984
Unrealized loss on available-for-sale investments (note 8)	-	-	(1)
Unrealized pension gain (loss)	65	14	(61)

Total other comprehensive (loss) income	(20)	(663)	922

COMPREHENSIVE (LOSS) INCOME	$(5,059)	$1,425	$(5,223)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2019	2018	2017

(LOSS) EARNINGS PER SHARE (note 16)
Basic	$-	$-	$-
Diluted	$-	$-	$-

NUMBER OF SHARES USED IN (LOSS) EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,316,032	1,300,795	1,288,977
Diluted (in thousands)	1,316,032	1,330,822	1,288,977

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$272	$241	$221
Selling, general and administrative	$1,190	$1,180	$1,368

The accompanying notes are an integral part of the consolidated financial statements.      (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2017	1,669,036,600	$33	$142,738	$(41,372)	$1	$4,544	$(130)	$4,415	$(25,030)	$80,784

Issuance of:
Shares for exercise of stock options	687,350	-	29	-	-	-	-	-	-	29
Shares for Employee Stock Purchase Plan	2,375,200	-	84	-	-	-	-	-	-	84
Shares vested under restricted share units	20,281,800	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 18,323,150 shares	-	-	-	-	-	-	-	-	(708)	(708)
Treasury stock reissued for :
Exercise of stock options	(687,350)	-	(44)	-	-	-	-	-	44	-
Employee Stock Purchase Plan	(2,375,200)	-	(151)	-	-	-	-	-	151	-
Restricted share units	(20,281,800)	(1)	(1,298)	-	-	-	-	-	1,299	-
Stock-based compensation	-	-	1,589	-	-	-	-	-	-	1,589
Net loss for 2017	-	-	-	(6,145)	-	-	-	-	-	(6,145)
Pension loss	-	-	-	-	-	-	(61)	(61)	-	(61)
Foreign currency translation adjustments	-	-	-	-	-	984	-	984	-	984
Unrealized loss on available-for-sale investments	-	-	-	-	(1)	-	-	(1)	-	(1)

BALANCE, DECEMBER 31, 2017	1,669,036,600	33	142,946	(47,517)	-	5,528	(191)	5,337	(24,244)	76,555

Issuance of:
Shares for exercise of stock options	346,550	-	10	-	-	-	-	-	-	10
Shares for Employee Stock Purchase Plan	3,307,950	-	86	-	-	-	-	-	-	86
Shares vested under restricted share units	25,588,950	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 14,580,800 shares	-	-	-	-	-	-	-	-	(451)	(451)
Treasury stock reissued for :
Exercise of stock options	(346,550)	-	(19)	(2)	-	-	-	-	21	-
Employee Stock Purchase Plan	(3,307,950)	-	(88)	(118)	-	-	-	-	206	-
Restricted share units	(25,588,950)	(1)	(1,240)	(363)	-	-	-	-	1,604	-
Stock-based compensation	-	-	1,421	-	-	-	-	-	-	1,421
Net income for 2018	-	-	-	2,088	-	-	-	-	-	2,088
Pension gain	-	-	-	-	-	-	14	14	-	14
Foreign currency translation adjustments	-	-	-	-	-	(677)	-	(677)	-	(677)

BALANCE, DECEMBER 31, 2018	1,669,036,600	33	143,115	(45,912)	-	4,851	(177)	4,674	(22,864)	79,046

Issuance of:
Shares for exercise of stock options	256,900	-	7	-	-	-	-	-	-	7
Shares for Employee Stock Purchase Plan	4,264,200	-	109	-	-	-	-	-	-	109
Shares vested under restricted share units	28,661,400	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 17,192,650 shares	-	-	-	-	-	-	-	-	(510)	(510)
Treasury stock reissued for :
Exercise of stock options	(256,900)	-	(16)	-	-	-	-	-	16	-
Employee Stock Purchase Plan	(4,264,200)	-	(122)	(136)	-	-	-	-	258	-
Restricted share units	(28,661,400)	(1)	(1,070)	(686)	-	-	-	-	1,757	-
Stock-based compensation	-	-	1,462	-	-	-	-	-	-	1,462
Net loss for 2019	-	-	-	(5,039)	-	-	-	-	-	(5,039)
Pension gain	-	-	-	-	-	-	65	65	-	65
Foreign currency translation adjustments	-	-	-	-	-	(85)	-	(85)	-	(85)

BALANCE, DECEMBER 31, 2019	1,669,036,600	$33	$143,484	$(51,773)	$-	$4,766	$(112)	$4,654	$(21,343)	$75,055

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,039)	$2,088	$(6,145)
Adjustments to reconcile net (loss) income to net cash generated from (used in) operating activities:
Depreciation and amortization	1,780	1,641	1,667
Stock-based compensation	1,462	1,421	1,589
Provisions for obsolete inventories	1,359	1,328	642
Net gain recognized on long-term investments	(788)	(9,916)	-
Gain on sale of long-term investments	-	-	(20)
Gain on sale of real estate	(500)	-	-
Loss (gain) on disposal of property and equipment, net	2	(6)	(137)
Deferred income taxes	(133)	(155)	40
Changes in operating assets and liabilities:
Accounts receivable, net	1,053	(2,204)	(1,979)
Inventories	133	(2,286)	(697)
Prepaid expenses and other current assets	981	(1,031)	(139)
Deferred charges	(571)	(983)	(553)
Operating lease right-of-use assets	(1,477)	-	-
Notes and accounts payable	285	2,122	(1,869)
Income tax payable	198	72	161
Accrued expenses and other current liabilities	661	(105)	186
Operating lease liabilities	1,494	-	-
Accrued pension liabilities	(42)	(20)	13
Other liabilities	3	(1)	3

Net cash generated from (used in) operating activities	861	(8,035)	(7,238)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(34,649)	(11,197)	(8,505)
Property and equipment	(1,672)	(1,272)	(704)
Decrease (increase) in other assets	6	(12)	22
Proceeds from:
Cash received on maturity of short-term investments	4,953	22,540	12,635
Disposal of long-term investments	7,061	2,582	-
Return of capital from long-term investments	-	-	1,163
Sale of real estate	2,169	-	-
Disposal of property and equipment	1	16	145

Net cash (used in) provided by investing activities	(22,131)	12,657	4,756

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(510)	(451)	(708)
Proceeds from:
Exercise of stock options	7	10	29
Issuance of ordinary shares under the Employee Stock Purchase Plan	109	86	84

Net cash used in financing activities	(394)	(355)	(595)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2019	2018	2017

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(53)	$(374)	$268

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(21,717)	3,893	(2,809)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	32,448	28,555	31,364

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$10,731	$32,448	$28,555

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$1,171	$1,218	$818

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995. In March 1997, O2Micro International Limited (the “Company”) was incorporated in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange. The Company designs, develops and markets innovative power management components for the computer, consumer, industrial, automotive and communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005, and subsequently listed the Shares on the SEHK on March 2, 2006, by way of introduction. On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility. The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal was approved at the EGM held on May 30, 2009, and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, impairment of long-term investments, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, pension and uncertain tax liabilities, and contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents, restricted cash and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

For the year ended December 31, 2019, operating revenue generated from two customers accounted for 14% and 12%, respectively, of the total; accounts receivable from these two customers accounted for 13% and 21%, respectively, of the total as of December 31, 2019. For the year ended December 31, 2018, operating revenue generated from two customers accounted for 13% and 11%, respectively, of the total; accounts receivable from these two customers accounted for 13% and 20%, respectively, of the total as of December 31, 2018.

Additionally, for the year ended December 31, 2019, two vendors accounted for 34% and 19% of the Company’s cost of goods sold, respectively; accounts payable from these two vendors accounted for 23% and 32%, respectively, of the total as of December 31, 2019. For the year ended December 31, 2018, two vendors accounted for 33% and 19% of the Company’s cost of goods sold, respectively; accounts payable from these two vendors accounted for 29% and 25%, respectively, of the total as of December 31, 2018.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Long-term investments in public company equity securities are measured using the quoted market prices. Long-term investments in private company equity securities are measured at cost with adjustments for observable changes in price or impairments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets when restricted cash is within a twelve-month period from the balance sheet date.

Short-term investments

Short-term investment primarily comprises of the time deposits with original maturities between three months and one year. The carrying amounts approximate the fair value due to the short-term maturity of these time deposits.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

After the adoption of Accounting Standards Update ("ASU") 2016-01 and ASU 2018-03 on January 1, 2018, long-term investments in listed companies over which the Company does not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Prior to the adoption of ASU 2016-01 and ASU 2018-03, these investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Long-term investments, including non-marketable equity investments and interests in venture capital funds, are measured at cost with adjustments for observable changes in price or impairments because those investments in equity securities do not have readily determinable fair value. Prior to the adoption of ASU 2016-01 and ASU 2018-03 in 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. There were no indicators noted a need to subsequently account for transition adjustments related to investments in equity securities without a readily determinable fair value when the Company adopts ASU 2016-01 and ASU 2018-03 in January 2018.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years.

Leases

On January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current lease liabilities, and noncurrent lease liabilities in the Company’s consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company’s lease terms do not include options to extend or terminate leases unless the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied.

Under ASC 840, operating lease payments are recognized as expenses on a straight-line basis over the lease term.

For lease arrangements where the Company is the lessor, the Company recognizes lease income from operating leases on a straight-line basis over the lease term which is consistent under both ASC 842 and ASC840.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”). The reissue cost of shares repurchased is determined by the moving average method. A repurchase of ADS is recorded as treasury stock when the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

The Company adopted ASC Topic 606 on January 1, 2018, using the modified retrospective transition method applied only to contracts that were not completed as of the adoption date. The reported results for 2018 reflect the application of the new accounting guidance, while the reported results for prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, “Revenue Recognition”.

Prior to 2018, revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability. In certain limited instances, the Company sells its products through distributors. Since the title and risk have not been transferred upon shipment to distributors, the Company recognizes revenue on these sales only when these distributors sell the Company’s products to third parties. Thus, products held by these distributors are included in the Company’s inventory balance.

Product Sales

The Company generates revenue primarily from product sales, either directly to a customer or through a distributor. In determining whether a contract exists, the Company evaluates the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

At contract inception, the Company assesses the goods and shipping services promised in its contracts with customers and identifies a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue from direct end customers and distributors and when the following events have occurred: (a) the Company has transferred physical possession of the products, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. In accordance with the shipping terms specified in the contracts, these criteria are generally met when the products are shipped from the Company’s vendors (such as the “Ex Works” shipping term) or delivered to the customers’ locations (such as the “Delivered Duty Paid” shipping term). Payment for sales to customers is generally due on standard commercial terms.

The revenue recognized is adjusted based on an analysis of historical data and contractual terms. These adjustments, which are not material, generally include adjustments for pricing arrangements, product returns and incentives.

Licensing revenue

The Company recognizes licensing revenues when the Company satisfies a performance obligation by transferring a promised service to a customer. An asset is transferred when the customer obtains control of that asset.

In addition, the Company records allowances for accounts receivable that it estimates may not be collected. The Company monitors collectability of accounts receivable primarily through review of accounts receivable aging. When collection is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period such evaluation is made.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are included as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of revenues as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred at the amount of $882,000, $922,000, and $779,000 in 2019, 2018, and 2017, respectively; of which, advertising expenses amounted to $261,000, $287,000, and $158,000 in 2019, 2018 and 2017, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company estimates that obligation and recognizes the amount as a liability.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement, if any.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to non-operating income or loss.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive (Loss) Income

Comprehensive (loss) income represents net (loss) income plus the results of certain changes in shareholders’ equity during a period from non-owner sources, and change in unrealized gains (losses) on available-for-sale equity securities for the year ended December 31, 2017, before the adoption of ASU 2016-01.

Recently adopted accounting pronouncements

On January 1, 2019, the Company adopted ASC Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

The adoption of the new standard resulted in the recognition of $1,265,000 of lease liabilities with corresponding lease assets on January 1, 2019. The standard did not materially impact the Company’s results of operations and had no impact on cash flows.

In June 2018, the FASB issued an accounting update to simplify the accounting for nonemployee share-based payments by clarifying and improving the areas of the overall measurement objective, measurement date, and awards with performance conditions. This amendment is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The adoption of this amendment had no impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss ("CECL") model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position and financial statement disclosures.

In August 2018, the FASB issued an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the following disclosure requirements have been added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendment also clarified the disclosure requirements in paragraph 715-20-50-3, which stated that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on the Company’s financial position and financial statement disclosures.

In December 2019, the FASB issued an amendment which eliminated certain exceptions to the general principles in Topic 740, Income Taxes, improved and simplified existing guidance. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

3.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2019

Cash and cash equivalents
Money market funds	$-	$169	$-	$169

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$35,693	$-	$-	$35,693

Long-term investments
Excelliance MOS Co., Ltd (“EMC”)	$3,180	$-	$-	$3,180

Items measured at fair value on a recurring basis at December 31, 2018

Cash and cash equivalents
Money market funds	$-	$165	$-	$165

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$6,172	$-	$-	$6,172

Long-term investments
EMC	$9,417	$-	$-	$9,417

	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a nonrecurring basis at December 31, 2019

Long-term investments
Philip Ventures Enterprise Fund (“PVEF”)	$-	$-	$-	$-	$(30)
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	-	-	992	992	-

	$-	$-	$992	$992	$(30)

Items measured at fair value on a nonrecurring basis at December 31, 2018
Long-term investments
PVEF	$-	$-	$36	$36	$-
Sigurd Cayman	-	-	992	992	(240)

	$-	$-	$1,028	$1,028	$(240)

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for cash and cash equivalents were determined based on Level 2 inputs at December 31, 2019 and 2018, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2019	2018

Time deposits	$3,080	$2,437
Savings and checking accounts	7,434	29,803
Money market funds	169	165
Petty cash	13	9

Total	$10,696	$32,414

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2019	2018
Time deposits with original maturity of more than 3 months but less than 12 months	$35,693	$6,172

6.	INVENTORIES

(In Thousands)

	December 31
	2019	2018

Finished goods	$5,016	$5,677
Work-in-process	3,143	3,105
Raw materials	7,269	8,103
Provisions for obsolete inventories	(6,632)	(6,597)

Total	$8,796	$10,288

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Balance at beginning of year	$6,597	$5,664	$5,041
Charge to cost and expenses	1,359	1,328	642
Other deductions	(1,324)	(395)	(19)

Balance at end of year	$6,632	$6,597	$5,664

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2019	2018

Prepaid expenses	$767	$720
Payment in advance	264	300
Interest receivable	131	44
Other receivable	77	163
VAT refunds receivable	10	85
Prepayment to foundry vendors	-	920
Other	46	44

Total	$1,295	$2,276

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2019	2018

Sigurd Cayman	$992	$992
EMC	3,180	9,417
PVEF	-	36

Total	$4,172	$10,445

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. Prior to 2018, the Company accounts for the investment under the cost method as the Company does not have significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. Under ASU 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately-held companies without readily determinable fair values, and the Company revalued and recorded an impairment adjustment of $240,000 at December 31, 2018. As of December 31, 2019, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman. No impairment losses were incurred related to investment in Sigurd Cayman in 2019.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012, and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. A portion of the shares were further redeemed by PVEF, gains of 20,000 and 12,000 were recognized for 2017 and 2016, respectively. Accordingly, the carrying cost of the investment was reduced to $36,000 as of December 31, 2017. The Company held a 5% interest in the fund as of December 31, 2018. No further impairment was recognized given the qualitative assessment made by the Company in 2018. In March 2019, the liquidator of PVEF declared a final distribution and the fund would be dissolved at the expiration of 3 months from the date of the final meeting held in April 2019. As a result, the Company recorded an impairment charge of $30,000 which is the difference between carrying cost and the liquidation value.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. The gain of $10,156,000 and $818,000 on net fair value changes including a portion of disposal were recorded for the year ended December 31, 2018 and December 31, 2019, respectively. As of December 31, 2019, the Company held 797,854 shares at the cost of $420,000, which represented a 2.26% ownership of EMC.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2019	2018
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,350	19,186
Furniture and fixtures	705	751
Leasehold improvements	2,541	2,182
Transportation equipment	655	664
Property leased to others	4,242	4,141
ROU assets	3,699	-
	39,768	35,500

Accumulated depreciation
Buildings	2,088	1,947
Equipment	17,387	18,014
Furniture and fixtures	633	735
Leasehold improvements	2,117	2,064
Transportation equipment	565	537
Property leased to others	530	415
ROU assets	957	-
	24,277	23,712

Property and equipment pending for inspection	60	1,926

Total	$15,551	$13,714

Depreciation expense recognized during the years ended December 31, 2019, 2018, and 2017, was approximately $1,023,000, $993,000, and $1,016,000, respectively.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, with a carrying value of approximately $8,918,000 to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties during the years ended December 31, 2015 and 2014. In the third quarter of 2019, the Company sold the remaining two building units which were classified as property and equipment pending for inspection to a third party and a net gain of $500,000 was recorded for the year ended December 31, 2019.

10.	LEASES

The Company adopted ASU 2016-02 (ASC Topic 842, “Leases”) effective January 1, 2019 using the modified retrospective approach and the effective date as the date of initial application. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allows the carry forward of the Company’s historical assessments of (1) whether contracts are or contain leases and (2) lease classification. As permitted by ASU 2016-02, payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied. The comparative prior period information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company’s leases have remaining lease terms of less than one year to eight years. The Company’s lease terms do not include options to extend or terminate leases because the Company was not reasonably certain that it would exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any variable lease payments, material residual value guarantees or material restrictive covenants.

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet as of December 31, 2019:

(In Thousands)

	Classification on Consolidated Balance Sheet	December 31, 2019

Assets
Operating lease assets	Property and equipment, net	$2,742
Liabilities
Current - operating	Current lease liabilities	$827
Noncurrent - operating	Noncurrent lease liabilities	1,932

Total lease liabilities		$2,759

Weighted-average remaining lease term - operating leases	6.00 years
Weighted-average discount rate - operating leases (1)	2.14%

(1)	Discount rates used for existing leases were established at January 1, 2019, which was the date of the Company’s initial adoption of ASU 2016-02. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Supplemental information related to the Company’s operating leases for the year ended December 31, 2019 is as follows:

(In Thousands)

Cash paid for operating leases	$1,648

Operating lease costs were $1,766,000 during the year ended December 31, 2019. Short-term lease costs during the year ended December 31, 2019 were immaterial.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2019:

(In Thousands)

Year	Operating Leases

2020	$1,227
2021	421
2022	327
2023	330
2024	806

Total minimum lease payments	3,111
Less: amount of lease payments representing interest	(352)
Present value of future minimum lease payments	2,759
Less: current obligation under leases	(827)
Long-term lease obligations	$1,932

The Company has elected the transition option under ASU 2016-02 and continued to apply the prior accounting standard for leases, including the disclosure requirements, in the comparative periods. Future minimum lease payments due under those non-cancelable lease agreements as of December 31, 2018 were as follows:

(In Thousands)

Year	Operating Leases

2019	$1,304
2020	471
2021	66

Total minimum lease payments	$1,841

Rent expense for the years ended December 31, 2018 and 2017 were $1,711,000 and $1,601,000, respectively, recognized on a straight-line basis for the Company’s office leases which were accounted for as operating leases. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

11.	OTHER ASSETS

(In Thousands)

	December 31
	2019	2018

Deferred charges	$1,240	$1,408
Land use rights	668	687
Refundable deposits	427	433
Deferred income tax assets – noncurrent	91	50

Total	$2,426	$2,578

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2019, 2018, and 2017, was approximately $738,000, $629,000, and $633,000, respectively.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2019, 2018, and 2017, was approximately $19,000, $19,000, and $18,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2019	2018

Salaries, bonus and benefits	$3,020	$2,451
Engineering related expenses	688	572
Legal and audit fees	231	332
Shipping expenses	116	102
Value-added tax payable	100	77
Withholding tax payable	67	96
Promotional expenses	47	50
Payable for acquisition of equipment	-	3
Other accrued expenses	570	498

Total	$4,839	$4,181

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

(Loss) income before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Cayman Islands	$(6,355)	$277	$(7,371)
Foreign	2,487	2,952	2,236

Total	$(3,868)	$3,229	$(5,135)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Current	$1,304	$1,296	$970
Deferred	(133)	(155)	40

Total	$1,171	$1,141	$1,010

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	344	401	414
Changes in deferred income tax assets and liabilities	(224)	(247)	(546)
Adjustments to prior years’ taxes	34	60	12
Changes in valuation allowances for deferred income tax assets	91	92	586
Withholding taxes on repatriation of subsidiary profits	351	521	298
Alternative Minimum Tax on EMC stock sales	345	105	-
Other	230	209	246

Total	$1,171	$1,141	$1,010

The deferred income tax assets and liabilities as of December 31, 2019 and 2018 consisted of the following:

(In Thousands)

	December 31
	2019	2018
Deferred income tax assets
Research and development credits	$6,850	$6,756
Net operating loss carryforwards	28	44
Depreciation and amortization	150	149
Accrued vacation and other expenses	82	29
	7,110	6,978
Valuation allowance	(7,019)	(6,928)

Total net deferred income tax assets	$91	$50

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$586	$681
Unrealized foreign exchanges	3	-
	$589	$681

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $91,000, $92,000, and $586,000 for the years ended December 31, 2019, 2018, and 2017, respectively. The changes in the valuation allowance in 2019, 2018, and 2017, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2019, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,424,000 and $7,254,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2019, the Company’s subsidiary had U.S. net operating loss carryforwards for California tax purpose of $402,000, which will expire, if not utilized beginning in 2028.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted into law and the new legislation contains certain key tax provisions that affected the Company. The Tax Act affects the Company by (i) reducing the U.S. tax rate from 35% to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities.

Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. The Company’s deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that the Company has is available and the Company’s ability to utilize them to reduce future taxable income is not impacted by the Tax Act.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, the Company’s accounting of the transition tax and deferred tax re-measurements were incomplete as of December 31, 2017. The Company filed its 2017 Federal corporate income tax return in the first quarter of 2018. The final analysis and impact of the Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There was no material change in estimate which would have been reflected within the measurement period in accordance with SAB 118.

In 2018, the Income Tax Act in Taiwan was amended and, starting from January 1, 2019, surcharge of profit-seeking enterprise income tax on undistributed earnings tax offset against dividend withholding for non-Taiwan resident was not available.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $586,000 and $681,000 as of December 31, 2019 and 2018, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2014 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2019, 2018, and 2017, pension costs charged to income in relation to the contributions to these schemes were $1,148,000, $1,236,000, and $1,053,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2019 and 2018, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2019 and 2018 were as follows:

	December 31
	2019	2018

Cash	17%	14%
Debt securities	29%	28%
Equity securities	45%	51%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2019, 2018 and 2017 were as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Projected benefit obligation, beginning of the year	$1,018	$1,026	$877
Service cost	3	4	3
Interest cost	7	10	14
Benefits paid	-	-	-
Actuarial (gain) loss	(34)	10	58
Settlement	(38)	-	-
Effect of changes in foreign exchange rate	23	(32)	74

Projected benefit obligation, end of the year	$979	$1,018	$1,026

Fair value of plan assets, beginning of the year	$697	$671	$596
Employer contributions	19	20	19
Actual return on plan assets	31	27	6
Effect of changes in foreign exchange rate	18	(21)	50

Fair value of plan assets, end of the year	$765	$697	$671

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Service cost	$3	$4	$3
Interest cost	7	10	14
Expected return on plan assets	(12)	(10)	(11)
Amortization of net pension loss	6	6	3
Curtailment or settlement loss	5	-	-

Net periodic benefit cost	$9	$10	$9

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2019	2018

Accumulated benefit obligation	$(837)	$(852)

Project benefit obligation	(979)	(1,018)
Plan assets at fair value	765	697

Funded status of the plan	$(214)	$(321)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2019	2018

Discount rate	0.7%	0.8%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2019	2018	2017

Discount rate	0.8%	1.0%	1.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.5%	1.5%

The expected long-term rate of return shown for the plan assets was deliberated based on the ten-year average return on plan assets of Trust Department of Bank of Taiwan and the average two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2020	$44
2021	18
2022	163
2023	31
2024 and thereafter	280

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In May 2009, the Board adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) The 2009 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. The 2009 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 2009 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2017 to 2019, 9,947,350 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2019, the number of stock options outstanding and exercisable was 99,600,000 and 99,451,350, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2019, the number of stock options outstanding and exercisable was 68,117,500 and 49,966,000, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2019, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2019	175,593,950	$0.0646
Granted	10,685,000	$0.0317
Exercised	(256,900)	$0.0282
Forfeited or expired	(18,304,550)	$0.1261

Outstanding Options, December 31, 2019	167,717,500	$0.0558	3.36	$256,404

Vested and Expected to Vest Options at December 31, 2019	164,417,952	$0.0563	3.29	$244,948

Exercisable Options at December 31, 2019	149,417,350	$0.0586	3.03	$198,563

The total intrinsic value of options exercised during the years ended December 31, 2019, 2018, and 2017 was $800, $1,800, and $5,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0265 - $0.0314	48,666,200	4.58	$0.0306	41,682,600	$0.0306
$0.0318 - $0.0472	30,536,650	5.37	$0.0385	19,220,100	$0.0405
$0.0506 - $0.0640	35,137,550	2.04	$0.0579	35,137,550	$0.0579
$0.0644 - $0.0800	35,697,550	2.82	$0.0782	35,697,550	$0.0782
$0.0872 - $0.1122	17,679,550	0.23	$0.1060	17,679,550	$0.1060

Balance, December 31, 2019	167,717,500	3.36	$0.0558	149,417,350	$0.0586

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2019	2018	2017	2019	2018	2017

Risk-free interest rate	1.39%-2.43%	2.51%-2.85%	1.84%-1.93%	1.52%-2.43%	1.48%-2.32%	0.51%-1.18%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	Years	Years	Years	Years	Years	Years
Volatility	42%	39%-42%	37%-38%	44%-58%	29%-59%	40%-79%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2018, and 2017 was $0.0128, $0.0114, and $0.0168, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2019, 2018, and 2017 was $0.0060, $0.0062, and $0.0092, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2019, and changes during the year ended December 31, 2019, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	RSUs	Fair Value

Nonvested at January 1, 2019	80,763,800	$0.0353
Granted	41,754,000	$0.0329
Vested	(28,661,400)	$0.0372
Forfeited and expired	(4,411,050)	$0.0309

Nonvested at December 31, 2019	89,445,350	$0.0338

As of December 31, 2019, there was $1,818,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.25 years. The total fair value of RSUs vested during the years ended December 31, 2019, 2018, and 2017 was $1,065,000, $1,196,000, and $998,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2019, 2018, and 2017, was $116,000, $96,000, and $113,000, respectively.

Ordinary Shares Reserved

As of December 31, 2019, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	167,717,500
Outstanding RSUs	89,445,350
Shares reserved for future Awards grants	119,410,450
Shares reserved for Employee Stock Purchase Plan	15,996,800

Total	392,570,100

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

16.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net (loss) income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2019	2018	2017

Net (loss) income (in thousands)	$(5,039)	$2,088	$(6,145)

Weighted average shares outstanding (in thousands) – basic	1,316,032	1,300,795	1,288,977

Effect of dilutive securities:
Options and RSUs (in thousands)	-	30,027	-

Weighted average shares outstanding (in thousands) – diluted	1,316,032	1,330,822	1,288,977

(Loss) earnings per share
Basic	$-	$-	$-
Diluted	$-	$-	$-

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 167,717,500 shares at $0.0266 to $0.1636 as of December 31, 2019, 160,388,575 shares at $0.0270 to $0.1636 as of December 31, 2018, and 185,500,550 shares at $0.0274 to $0.1636 as of December 31, 2017. The anti-dilutive RSUs excluded were 89,445,350 shares, 6,214,513 shares, and 72,117,700 shares as of December 31, 2019, 2018, and 2017, respectively.

17.	COMMITMENTS

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2019, those purchase commitments were as follows:

(In Thousands)

Year
2020	$654
2021	505
2022	144

Total	$1,303

18.	CONTINGENCIES

Legal Proceeding

The Company is involved in the litigation matter relating to its civil contract, as detailed below. While there exists two different possibilities of this litigation, the Company cannot make any assurances regarding the eventual resolution of this matter.

Taiwan Fertilizer Co., Ltd. v. O2Micro Electronics, Inc. (“O2Micro-Taiwan”)

Taiwan Fertilizer Co., Ltd. filed a civil lawsuit for breach of Residential Lease Contract in Taipei District Court against O2Micro-Taiwan, requesting O2Micro-Taiwan to pay compensatory damages. This lawsuit was accepted by Taipei District Court of Taiwan and the first trail session executed at October 8, 2019. Two hearings have been held and the 3rd trail session is due to date of February 13, 2020. This case is still proceeding. The Company has accrued its best estimate for the ultimate resolution of the matter.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. The Company continuously evaluates these contingencies to determine the provision of accruals, when relevant information becomes available. As of December 31, 2019, the accrued liability for estimated loss contingencies that we believe are probable and for which a reasonable estimate can be made was $93,000, recorded in accrued expenses and other current liabilities. No provision for any litigation has been provided as of December 31, 2018.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$10,696	$10,696	$32,414	$32,414
Restricted cash	35	35	34	34
Short-term investments	35,693	35,693	6,172	6,172
Long-term investments	4,172	4,172	10,445	10,445

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments in equity securities are reported at fair value for the year ended December 31, 2019 and 2018. The Company utilizes the measurement alternative for equity investments in privately-held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer.

20.	SEGMENT INFORMATION

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete as set information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Revenues by geographic region are based on the location to which our products or services are delivered and were as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

China	$52,233	$55,303	$51,962
U.S.A.	2,077	68	160
Taiwan	2,016	1,987	2,305
Japan	1,354	1,485	3,148
Malaysia	1,287	1,396	94
Korea	950	1,201	1,435
Singapore	648	959	905
Other	363	315	196

Total	$60,928	$62,714	$60,205

Revenues by product category were as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Integrated Circuits
Mixed-signal	$34,944	$39,603	$40,334
Analog	23,901	23,063	19,801
Digital	3	48	50
Licensing revenue	2,080	-	20

Total	$60,928	$62,714	$60,205

For the year ended December 31, 2019 and 2018, two customers accounted for 10% or more of revenues. For the years ended December 31, 2017, only one customer accounted for 10% or more of revenues. The percentage of revenues to these customers was as follows:

	Years Ended December 31
	2019	2018	2017

Customer A	14%	13%	15%
Customer B	12%	11%	9%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2019	2018	2017

Taiwan	$7,621	$6,037	$6,145
U.S.A.	4,015	4,029	4,015
China	3,661	3,620	3,565
Other	254	28	30

Total	$15,551	$13,714	$13,755

21.	SUBSEQUENT EVENT

On January 30, 2020, the World Health Organization declared a public health emergency of international concern with respect to coronavirus (COVID-19) which emerged in the Chinese city of Wuhan in early January, and has since spread throughout the world, negatively affecting financial and industrial markets in the first few months of 2020. The Company has not yet experienced significant adverse impacts to its business, results of operations, or financial position as a result of COVID-19. Although we are taking steps to mitigate the impact of the COVID-19 on our business, we expect it could have a negative impact our business and results of operations in the near term. Because this situation is continuing to develop, the full extent of the impact is not yet known and will depend on, among other things, the duration of quarantines and other travel restrictions, both within China and globally, and the degree to which the virus spreads beyond currently affected geographies.

O_2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

Beijing
Seoul
Wuhan
Tokyo
Chengdu
Shanghai
Shenzhen
Taipei
Hsinchu
Hong Kong
Santa Clara
Cayman Islands

Marketing Support Centers:

•Santa Clara •Seoul

•Shanghai •Taipei •Tokyo

Operations and Design Centers:

•Beijing •Chengdu •Europe •Hong Kong

•Hsinchu •Santa Clara •Shanghai •Taipei •Wuhan

Area Lighting Technology™, Free dimming™, Express Charge™, and combinations thereof are trademarks of O_2Micro. The O_2Micro Logo and text, Breathing Life into Mobility®, PO$_2$WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO$_2$WER-ON-DEMAND®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO$_2$OL Battery Technology®, O2 Lock Device, Livingstone Energy®, Smart SOC®, and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O_2Micro's products; adverse economic conditions generally or specifically affecting O_2Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O_2Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O_2Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.